                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


          REPORT OF FOREIGN ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

               For the Month Ended           Commission file number
               March 31, 2002                0-14884


            Exact name of the registrant as specified in its charter

                              SAND TECHNOLOGY INC.

                          Jurisdiction of Incorporation
                                     CANADA

                     Address of principal executive offices:

                             215 REDFERN, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 3L5

                            TELEPHONE (514) 939-3477


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

              Form 20-F   X                               Form 40-F
                        -----                                       -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                                         No   X
                  -----                                      -----

     If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.


                           Total number of pages is 18

                              SAND TECHNOLOGY INC.






          Sand Technology Inc. (the "Company") incorporates this Form 6-K Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).

[SAND TECHNOLOGY LOGO]                      PRESS CONTACTS:
                                            de Jong & Associates
                                            Tel: (760) 943-9065, sndt@dejong.org

PRESS RELEASE


               SAND TECHNOLOGY INC. REPORTS SECOND QUARTER RESULTS

MONTREAL, CANADA, MARCH 15, 2002: SAND TECHNOLOGY INC. (NASDAQ: SNDT) today reported a net loss for its fiscal quarter ended January 31, 2002 of $(3,490,248) or $(0.27) per share on sales of $3,172,037 as compared to a loss of $(607,331) or $(0.05) per share on sales of $3,088,303 for the second quarter ended January 31, 2001. Losses from operations were $(3,690,383) for the second quarter of fiscal 2002 as compared to a loss of $(786,172) for the second quarter of fiscal 2001.

Arthur Ritchie, President and Chief Executive Officer of Sand, said that "our sales during the second quarter ended January 31, 2002 came in below our previously stated expectations of $7 million to $8 million. This shortfall can be attributed to customers postponing orders during the difficult economic environment which prevailed." He added that "Sand must also cope with the lengthy sales cycle of its Nucleus products which makes the timing of sales more difficult to predict".

Mr. Ritchie said that "the Company is still looking to strong year-over-year revenue growth during the current fiscal year despite the uncertain economic environment. At this time, and based on current orders in hand, we expect that revenues for the current fiscal year ought to exceed $20 million. We believe that we have sufficient internal resources available to fund our expected working capital requirements through April 2003".

Mr. Ritchie will host a conference call to discuss Sand's second quarter results with analysts on Wednesday, March 20, 2002 at 4 p.m. (EST). If you wish to participate in the conference call or hear the questions asked by the analysts and the answers given, please dial 416-695-9711 at 4 p.m. (EST) on Wednesday, March 20, 2002.

For those who cannot participate in the live call, there will be a replay of the conference call available at WWW.SANDTECHNOLOGY.COM. It will be available from March 20, 2002 at 7 p.m. (EST) and run for one month. Listening to the replay of the call requires Windows Media Player and appropriate hardware.

ABOUT SAND TECHNOLOGY
Sand Technology is much more than just a software company. True, we offer a unique, innovative data management technology, with a level of analytical functionality that qualifies it as part of the "next generation" of computing software. However, we know that software is only one of the components that a business needs to realize value from corporate initiatives. Therefore, we have structured Sand Technology as a new kind of software solution provider, with a philosophy that is strongly focused on the delivery of business-driven solutions and a corporate culture centered on integrity and customer service. This is embodied in the Sand Guarantee, which links our commercial rewards to the delivery of real business benefits to our customers. We help leading organizations across Europe and North America cope with "data overload", by giving them rapid access to the exact information they need to make the right business decisions. Our solutions are extremely powerful and highly scaleable; they empower legacy systems and data access tools; they leverage existing IT investment, require no additional human resources, and deliver business value quickly, with a rapid return on investment. Organizations across Europe and North America use Sand's solutions for both analytical and operational purposes, including amongst others, CRM and CRM analytics, web analytics, supply chain management, inventory & production optimization, financial analysis, and strategic planning. Sand Technology is headquartered in Montreal, with offices in the United States, United Kingdom and Europe. For more information on Sand Technology, or our solutions, visit www.sand.com

All Rights Reserved. Nucleus, Nucleus Server, N: VECTOR and MPSO are registered trademarks of Sand Technology Inc. and Nucleus Exploration Mart, Nucleus Exploration Warehouse, Nucleus Virtual Database (VDB), NUCLEUS POWERED! and Nucleus E! are trademarks of Sand Technology Inc. Other trademarks are the property of their respective owners.

Certain statements contained in this press release are "forward-looking statements" within the meaning of the United States Private Securities Reform Act of 1995 and are intended to be subject to the safe harbour protection provided by this Act. Such forward-looking statements are based on reasonable assumptions and current expectations, but involve known and unknown risks and uncertainties. Some assumptions may not materialize and unanticipated events may occur which could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Competitive pressures, availability and cost competitiveness of competing products, timing of significant orders, management of potential growth, risks of new business areas, international expansion, decreased demand for computer software and services due to weakening economic conditions and market acceptance of the Sand Nucleus Product Suite are important factors which could cause actual results to differ materially from those projected. More information about factors that potentially could affect Sand's financial results is included in Sand's current Annual Report and in Sand's reports to the Securities and Exchange Commission.

SAND TECHNOLOGY INC.
Consolidated Statement of Operations
(Unaudited)

     IN CANADIAN DOLLARS
     -------------------

                                      3 Months Ended      6 Months Ended      3 Months Ended      6 Months Ended
                                      Jan. 31, 2002       Jan. 31, 2002       Jan. 31, 2001       Jan. 31, 2001
                                      --------------      --------------      --------------      --------------
Net Sales                              $ 3,172,037         $ 4,856,858        $ 3,088,303         $ 5,937,257

(Loss) earnings from operations        $(3,690,383)        $(8,109,392)       $  (786,172)        $(1,401,324)

Net (loss) earnings                    $(3,490,248)        $(8,595,723)       $  (607,331)        $(1,464,782)

(Loss) earnings per share              $     (0.27)        $     (0.65)       $     (0.05)        $     (0.13)

Weighted average number of shares       13,169,427          13,169,427         12,344,626          11,031,894
outstanding

                                   -30-

                                     SAND TECHNOLOGY INC.


                                     MANAGEMENT'S DISCUSSION AND ANALYSIS

                                     QUARTERLY REPORT

                                     SECOND QUARTER ENDED JANUARY 31, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS - JANUARY 31, 2002

     THE MANAGEMENT DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE ATTACHED JANUARY 31, 2002 UNAUDITED CONSOLIDATED BALANCE SHEET, CONSOLIDATED STATEMENTS OF OPERATIONS, CONSOLIDATED STATEMENT OF CASH FLOWS AND NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS. READERS SHOULD ALSO REFER TO SAND'S 2001 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ON PAGES 5 TO 19 OF SAND'S 2001 ANNUAL REPORT.

     CERTAIN STATEMENTS CONTAINED IN THIS DISCUSSION AND ANALYSIS ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES REFORM ACT OF 1995 AND ARE INTENDED TO BE SUBJECT TO THE SAFE HARBOUR PROTECTION PROVIDED BY THIS ACT. SUCH FORWARD-LOOKING STATEMENTS ARE BASED ON REASONABLE ASSUMPTIONS AND CURRENT EXPECTATIONS, BUT INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. SOME ASSUMPTIONS MAY NOT MATERIALIZE AND UNANTICIPATED EVENTS MAY OCCUR WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. COMPETITIVE PRESSURES, AVAILABILITY AND COST COMPETITIVENESS OF COMPETING PRODUCTS, TIMING OF SIGNIFICANT ORDERS, MANAGEMENT OF POTENTIAL GROWTH, RISKS OF NEW BUSINESS AREAS, INTERNATIONAL EXPANSION, DECREASED DEMAND FOR COMPUTER SOFTWARE AND SERVICES DUE TO WEAKENING ECONOMIC CONDITIONS AND MARKET ACCEPTANCE OF THE SAND NUCLEUS PRODUCT SUITE ARE IMPORTANT FACTORS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. MORE INFORMATION ABOUT FACTORS THAT POTENTIALLY COULD AFFECT SAND'S FINANCIAL RESULTS IS INCLUDED IN SAND'S CURRENT ANNUAL REPORT AND IN SAND'S REPORTS TO THE SECURITIES AND EXCHANGE COMMISSION.

     ALL FINANCIAL FIGURES ARE IN CANADIAN DOLLARS UNLESS NOTED OTHERWISE. SAND REPORTS ITS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN DOLLARS AND IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP).

OVERVIEW

     Our revenues consist of license fees for our software products, known as the Nucleus Product Suite, and fees for a range of associated services, including software maintenance and support, training and system implementation consulting.

     Our plans to achieve profitability require us to devote substantial financial resources to grow our work force, improve our infrastructure, continue the development and the marketing and distribution of our Nucleus Product Suite and generally support our expanding operations.

     The purchase of our Nucleus Product Suite often requires significant executive-level investment and system design decisions by our customers. Our product sales cycle is therefore lengthy and the timing of sales is difficult to predict.

     We believe that quarterly period-to-period comparisons of our operating results are not meaningful and one should not rely on such comparisons as an indication of our future performance.

RESULTS OF OPERATIONS

SECOND QUARTER OF FISCAL 2002 COMPARED WITH SECOND QUARTER OF FISCAL 2001 AND FIRST HALF OF FISCAL 2002 COMPARED WITH FIRST HALF OF FISCAL 2001

Revenue

     Our sales for the second quarter ended January 31, 2002 were $3,172,037, an increase of 2.7% from sales of $3,088,303 for the second quarter ended January 31, 2001. We incurred a net loss of $3,490,248 in the second quarter ended January 31, 2002 as compared to a net loss of $607,331 in the second quarter ended January 31, 2001, an increase of 475%.

     Our sales in the second quarter of fiscal 2002 in North America were $2,089,813, an increase of 43.2% from sales of $1,459,345 in the second quarter of fiscal 2001. In Europe, sales in the second quarter of fiscal 2002 were $1,082,224, a decrease of 33.6% from sales of $1,628,958 in the second quarter of fiscal 2001.

     Our sales for the first half of fiscal 2002 were $4,856,858, a decrease of 18.2% from sales of $5,937,257 for the first half of fiscal 2001. We incurred a net loss of $8,595,723 in the first half of fiscal 2002 as compared to a net loss of $1,464,782 in the first half of fiscal 2001, an increase of 487%.

     Our sales in the first half of fiscal 2002 in North America were $2,228,518, an increase of 4.3% from sales of $2,137,445 in the first half of fiscal 2001. In Europe, sales in the first half of fiscal 2002 were $2,628,340, a decrease of 30.8% from sales of $3,799,812 in the first half of fiscal 2001.

     The overall decline of our sales in the first half of fiscal 2002 despite the small increase in sales during the second quarter ended January 31, 2002 as compared to the second quarter ended January 31, 2001, is the result of customers postponing orders during the difficult economic environment which prevailed and the lengthy sales cycle of the Nucleus Product Suite which makes the timing of sales more difficult to predict.

     We recognize revenues from software licenses in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position which requires that companies defer revenue and profit recognition if four specified criteria of a sale are not met. In addition, we are required to allocate revenue to multiple element arrangements. We typically contract professional services on a time-and-materials basis and such revenues are recognized as services when they are performed. Revenues from support and maintenance are recognized rateably over the term of the applicable support and maintenance agreement.

     Subsequent to the end of the second quarter ended January 31, 2002, Sand announced the signing of a $3 million (CD) contract with a large European telecommunications provider.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our Nucleus Product Suite. Selling, general and administrative expenses increased by 59.3% to $3,662,149 for the second quarter ended January 31, 2002 from $2,298,531 for the second quarter ended January 31, 2001. For the first half of fiscal 2002, selling, general and administrative expenses were $6,626,470 compared to $4,228,635 during the first half of fiscal 2001, an increase of 56.7%. The increase is primarily due to increased costs associated with building our direct sales force and increased marketing efforts to address international and specific markets.

Research and Development Expenses

     Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance and testing. Research and development expenses increased by 47.6% to $1,522,869 for the second quarter ended January 31, 2002 from $1,031,941 for the second quarter ended January 31, 2001. For the first half of fiscal 2002, research and development expenses were $2,838,201 compared to $2,025,974 during the first half of fiscal 2001, an increase of 40.1%. The relatively constant dollar amount devoted to research and development expenses reflects the current stage of development of the Nucleus Product Suite.

Cost of Sales

     Cost of sales consists primarily of the costs related to the sale of third-party software, including certain license fees and royalties, and costs related to providing support services. Cost of sales increased by 198% to $1,716,352 for the second quarter ended January 31, 2002 from $576,259 for the second quarter ended January 31, 2001. For the first half of fiscal 2002, cost of sales were $3,670,036 compared to $1,117,523 during the first half of fiscal 2001, an increase of 228%. This increase is primarily due to increased costs associated with software licenses and salaries and other personnel-related expenses incurred in providing support services and maintenance services. Cost of revenues from services may vary due to the mix of services provided by Sand's personnel relative to services provided by outside consultants and to varying levels of expenditures necessary to build the service sector.

Operations

     Losses from operations were higher for the second quarter ended January 31, 2002, reaching an amount of $3,690,383, as compared to a loss of $786,172 for the second quarter ended January 31, 2001, an increase of 369%. For the first half of fiscal 2002, losses from operations were $8,109,392 compared to $1,401,324 during the first half of fiscal 2001, an increase of 479%. Our expenses have materially increased as we grew our direct sales force and built our marketing efforts to address international and specific markets. Our operating results were adversely affected because our revenues did not substantially increase during the second quarter ended January 31, 2002.

Liquidity and Capital Resources

     Cash and investments at October 31, 2001 were $12,573,913 compared with $10,065,310 at January 31, 2002. Sand does not currently have a line of credit with a commercial bank. We believe that we have sufficient internal resources available to fund our expected working capital requirements through April 2003. On October 10, 2001, Sand announced an open market share repurchase program under which it may repurchase up to a maximum of 659,160 of its outstanding Class A Common Shares from October 15, 2001 to October 15, 2002. No shares have yet been repurchased under this program.

SAND TECHNOLOGY INC.

QUARTERLY REPORT

SECOND QUARTER ENDED JANUARY 31, 2002

SAND TECHNOLOGY INC.
CONSOLIDATED BALANCE SHEETS
(IN CANADIAN DOLLARS)

=====================================================================================================
                                                                     AS AT                As at
-----------------------------------------------------------------------------------------------------
                                                                  JANUARY 31,           July 31,
-----------------------------------------------------------------------------------------------------
                                                                     2002                 2001
-----------------------------------------------------------------------------------------------------
                                                                       $                    $
                                                                  (UNAUDITED)
ASSETS
Current assets
    Cash                                                            3,663,578             543,529
    Investments                                                     6,401,732          17,945,178
    Accounts receivable                                             7,663,932           8,415,870
    Inventories                                                        46,156              44,783
    Prepaid expenses                                                  679,050             391,488
    Loan bearing interest at 8%                                       100,000             100,000
-----------------------------------------------------------------------------------------------------
                                                                   18,554,448          27,440,848

Capital assets                                                      1,861,139           1,506,303
Acquired technology                                                   510,642             985,133
-----------------------------------------------------------------------------------------------------
                                                                   20,926,229          29,932,284
=====================================================================================================
LIABILITIES
Current liabilities
    Accounts payable and accrued liabilities                        3,299,205           3,401,650
    Deferred revenue                                                1,510,451           1,835,260
-----------------------------------------------------------------------------------------------------
                                                                    4,809,656           5,236,910
-----------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
    Common stock
        Authorized
           An unlimited number of Class "A" common shares,
               without par value
        Issued and outstanding
           13,169,427 common shares (13,153,427 in July)           39,142,034          39,125,112
    Deficit                                                       (23,025,461)        (14,429,738)
-----------------------------------------------------------------------------------------------------
                                                                   16,116,573          24,695,374
-----------------------------------------------------------------------------------------------------
                                                                   20,926,229          29,932,284
=====================================================================================================

              See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN CANADIAN DOLLARS)
(UNAUDITED)

===================================================================================================================
                                      THREE MONTHS        Three months           SIX MONTHS           Six months
                                          ENDED               ended                 ENDED                ended
                                       JANUARY 31,         January 31,           JANUARY 31,          January 31,
                                          2002                2001                  2002                 2001
-------------------------------------------------------------------------------------------------------------------
                                            $                   $                     $                    $
NET SALES                               3,172,037           3,088,303            4,856,858            5,937,257
Cost of sales and product support      (1,716,352)           (576,259)          (3,670,036)          (1,117,523)
Research and development costs         (1,522,869)         (1,031,941)          (2,838,201)          (2,025,974)
Selling, general and
    administrative expenses            (3,662,149)         (2,298,531)          (6,626,470)          (4,228,635)
Net interest and profits on sale of
    investments                            38,950              32,256              168,457               33,551
-------------------------------------------------------------------------------------------------------------------
Income from operations                 (3,690,383)           (786,172)          (8,109,392)          (1,401,324)
Foreign exchange (loss) earnings          200,135             178,841             (486,331)             (63,458)
Net loss before income taxes           (3,490,248)           (607,331)          (8,595,723)          (1,464,782)
Income taxes (Note 3)                                               -                                         -
Net loss                               (3,490,248)           (607,331)          (8,595,723)          (1,464,782)
Deficit at beginning of period        (19,535,213)         (6,764,513)         (14,429,738)          (5,907,062)
-------------------------------------------------------------------------------------------------------------------
Deficit at end of period              (23,025,461)         (7,371,844)         (23,025,461)          (7,371,844)
===================================================================================================================
Basic and diluted loss per share            (0.27)              (0.05)               (0.65)              (0.13)
===================================================================================================================
Weighted average number of
    shares outstanding                 13,169,427          12,344,626           13,168,579           11,031,894
Net effect of dilutive stock
    options and warrants                        -                   -                    -                    -
-------------------------------------------------------------------------------------------------------------------
Weighted average number of
    diluted shares outstanding         13,169,427          12,344,626           13,168,579            4,031,894
===================================================================================================================

              See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN CANADIAN DOLLARS)
(UNAUDITED)

===================================================================================================================
                                      THREE MONTHS        Three months           SIX MONTHS           Six months
                                          ENDED               ended                 ENDED                ended
                                       JANUARY 31,         January 31,           JANUARY 31,          January 31,
                                          2002                2001                  2002                 2001
-------------------------------------------------------------------------------------------------------------------
                                            $                   $                     $                    $
OPERATING ACTIVITIES
    Net loss                           (3,490,248)           (607,331)          (8,595,723)          (1,464,782)
    Items not affecting cash
        Depreciation of equipment         347,998              36,902              469,197               65,796
        Amortization of acquired
          technology                      237,245             237,245              474,491              474,490
    Changes in non-cash
        operating working
        capital items (Note 4)            709,251            (793,069)             360,558           (1,130,999)
-------------------------------------------------------------------------------------------------------------------
                                       (2,195,754)         (1,126,253)          (7,291,477)          (2,055,495)
-------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
    Net decrease in
        short-term investments          4,703,361             324,986           11,543,446            1,553,170
    Purchase of equipment                (114,790)           (256,330)            (824,033)            (302,308)
-------------------------------------------------------------------------------------------------------------------
                                        4,588,571              68,656           10,719,413            1,250,862
-------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
    Issue of common shares                      -          25,845,359               16,922           26,767,248
    Repayment of balance of
        purchase price                          -            (517,300)                   -             (517,300)
    Deferred revenue                     (198,059)             33,670             (324,809)             145,853
-------------------------------------------------------------------------------------------------------------------
                                         (198,059)         25,361,729             (307,887)          26,395,801
-------------------------------------------------------------------------------------------------------------------
Net cash inflow                         2,194,758          24,304,132            3,120,049           25,591,168
Cash, beginning of period               1,468,820           1,951,954              543,529              664,918
-------------------------------------------------------------------------------------------------------------------
CASH, END OF PERIOD                     3,663,578          26,256,086            3,663,578           26,256,086
===================================================================================================================


There was no interest or income taxes paid during the three and six-month periods ended January 31, 2002.

              See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
QUARTER ENDED JANUARY 31, 2002
(IN CANADIAN DOLLARS)
(UNAUDITED)
-------------------------------------------------------------------------------

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        SIGNIFICANT ACCOUNTING POLICIES

        The Corporation follows Canadian generally accepted accounting principles in the preparation of its financial statements. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

        Effective August 1, 2001, the Company retroactively adopted the revised recommendations of the CICA Handbook section 3500 "Earnings per Share". The revised Handbook section requires the use of the treasury stock method to compute the dilutive effect of stock options as opposed to the previously used imputed earnings approach. The impact of the change was not significant.

        BASIS OF CONSOLIDATION

        The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries, Sand Technology Corp., Sand Technology (U.K.) Ltd., STSI Licensing, LLC, Sand Technology (Ireland) Limited and Sand Technology Deutschland GmbH. All significant intercompany transactions and balances have been eliminated.

        REVENUE RECOGNITION

        The Corporation's revenue is earned from licences of off-the-shelf software which does not require customization. This revenue is recognized once remaining obligations under the sales agreements are considered insignificant.

        Revenue from product support contracts is recognized over the life of the contract. Incremental costs directly attributable to the acquisition of product support contracts are deferred and expensed in the period the related revenue is recognized.

        Revenue from education, consulting, and other services is recognized at the time such services are rendered.

2.      COMMON STOCK

        On June 1, 2000, the Corporation entered into a Common Share Purchase Agreement ("CSPA") allowing the Corporation to access up to US$30,000,000 through a common share equity line. Pursuant to the CSPA, the Corporation may, at its option, issue and sell to the purchaser up to US$30,000,000 of the Corporation's common shares over a period of 12 months at a discount of 10% from the average daily price of the common stock. The Corporation also issued 364,556 warrants which may be exercised from time to time over a period of 12 months at an exercise price of US$5.6781 per share.

SAND TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
QUARTER ENDED JANUARY 31, 2002
(IN CANADIAN DOLLARS)
(UNAUDITED)
-------------------------------------------------------------------------------

2.      COMMON STOCK (CONTINUED)

        During the year ended July 31, 2001, the Corporation issued 586,282 common shares through its common share equity line for net cash proceeds of $2,264,483.

        In November 2000, the Corporation completed a private placement involving the issuance of 2,900,000 common shares for net cash proceeds of $24,327,273. Under the terms of the agreement, the shares were sold for a purchase price of US$6.00 per share. The Corporation also issued 312,000 warrants, which may be exercised from time to time during the period beginning November 22, 2000 and ending on November 22, 2001 at an exercise price of US$6.00 per share.

        During the year ended July 31, 2001, 40,000 common shares were issued under the 1996 Stock Incentive Plan for proceeds of $77,608.

        During the period ended October 31, 2001, 16,000 common shares were issued under the 1996 Stock Incentive Plan for proceeds of $16,922.

        Under the Corporation's Share Option Plan, 1996 Stock Incentive Plan and 1996 Stock Option Plan, exercise of the options granted is generally restricted to a maximum of 20% of the options granted per annum beginning one year after each grant date and expiring ten years after. A maximum of 1,896,000 common shares is reserved for issuance under each of these plans. The Corporation has the following outstanding options as at July 31, 2001 and January 31, 2002:


      ----------------------------------------------------- --------------------------- -----------------------
                                                                 JANUARY 31, 2002              July 31, 2001
      ----------------------------------------------------- --------------------------- -----------------------
      Number of options
      ----------------------------------------------------- --------------------------- -----------------------
      Outstanding at beginning of period                              1,391,250                    962,000
      ----------------------------------------------------- --------------------------- -----------------------
      Granted                                                           109,500                    515,750
      ----------------------------------------------------- --------------------------- -----------------------
      Exercised, forfeited and expired                                 (142,500)                   (86,500)
      ----------------------------------------------------- --------------------------- -----------------------
      Outstanding at end of period                                    1,358,250                  1,391,250
      ----------------------------------------------------- --------------------------- -----------------------

        At January 31, 2002, there were 534,850 exercisable options outstanding to purchase common shares at prices ranging from US$0.69 to $8.38 per share.

SAND TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
QUARTER ENDED JANUARY 31, 2002
(IN CANADIAN DOLLARS)
(UNAUDITED)
-------------------------------------------------------------------------------

3.      SEGMENTED INFORMATION

        The Corporation is considered to have only one business segment.

        The Corporation has two geographic reportable segments commencing with the 1999 fiscal year. Both the North American and European segments distribute a full range of Nucleus Exploration series of products, including the Nucleus Exploration Mart/Warehouse and the Nucleus Prototype Mart/Warehouse. The accounting policies of the segments are the same as described in the summary of significant accounting policies. The Company evaluates segment performance based on earnings before income taxes. Sales for each segment are based on the location of the third party customer. All intercompany transactions between segments have been eliminated.

        As at and for the three months ended January 31,


      -------------------------------------- ----------------------------------- ----------------------------
                                                       North America                           Europe
      -------------------------------------- ----------------------------------- ----------------------------
      2002
      Net sales                                           2,089,812                           1,082,224
      (Loss) before income taxes                         (2,466,616)                         (1,022,347)
      Identifiable assets                                10,803,390                          10,115,008
      -------------------------------------- ----------------------------------- ----------------------------
      2001
      Net sales                                           1,459,344                           1,628,958
      (Loss) earnings before income taxes                (1,113,882)                            506,551
      Identifiable assets                                28,583,351                           6,312,605
      -------------------------------------- ----------------------------------- ----------------------------

        As at and for the six months ended January 31,

      -------------------------------------- ----------------------------------- ----------------------------
                                                       North America                           Europe
      -------------------------------------- ----------------------------------- ----------------------------
      2002
      Net sales                                           2,228,517                           2,628,340
      (Loss) before income taxes                         (6,187,908)                         (2,406,530)
      Identifiable assets                                10,803,390                          10,115,008
      -------------------------------------- ----------------------------------- ----------------------------
      2001
      Net sales                                           2,137,444                           3,799,812
      (Loss) earnings  before income taxes               (2,914,158)                          1,449,376
      Identifiable assets                                28,583,351                           6,312,605
      -------------------------------------- ----------------------------------- ----------------------------

SAND TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
QUARTER ENDED JANUARY 31, 2002
(IN CANADIAN DOLLARS)
(UNAUDITED)
-------------------------------------------------------------------------------

4.      CHANGES IN NON-CASH OPERATING
        WORKING CAPITAL ITEMS

                                      THREE MONTHS        Three months           SIX MONTHS           Six months
                                          ENDED               ended                 ENDED                ended
                                       JANUARY 31,         January 31,           JANUARY 31,          January 31,
                                          2002                2001                  2002                 2001
        ------------------------------------------------------------------------------------------------------------
                                            $                   $                     $                    $
        Accounts receivable             1,539,317            (793,989)             751,938           (1,389,695)
        Inventories                         3,131               2,877               (1,373)               2,312
        Prepaid expenses                 (225,849)           (147,072)            (287,562)            (187,793)
        Accounts payable and
          accrued liabilities            (607,348)            145,115             (102,445)             444,177
        ------------------------------------------------------------------------------------------------------------
        Changes in non-cash
          operating working
          capital items                   709,251            (793,069)             360,558           (1,130,999)
        ============================================================================================================

                              SAND TECHNOLOGY INC.



                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        SAND TECHNOLOGY INC.



March 18, 2002                          /s/ Arthur Ritchie
                                        --------------------
                                        Arthur Ritchie
                                        Chairman of the Board, President
                                        and Chief Executive Officer